Exhibit 99.3

Ernst & Young AG Aeschengraben 27 P.O. Box CH-4002 Basel	Phone: +41 58 286 86 86 Fax: +41 58 286 86 00 www.ey.com/ch

To the General Meeting of	Basel, 18 April 2023
VectivBio Holding AG, Basel

Report of the statutory auditor

Report on the audit of the financial statements

Opinion

We have audited the financial statements of VectivBio Holding AG (the Company), which comprise the balance sheet as at 31 December 2022 and the income statement for the year then ended, and notes to the financial statements, including details of the principles applied to the annual accounts.

In our opinion, the accompanying financial statements comply with Swiss law and the Company’s articles of association.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

2

Valuation of investments in subsidiaries and other short-term receivables from companies in which the entity holds an investment
Area of focus	As at 31 December 2022, the investments in subsidiaries and other short-term receivables from companies in which the entity holds an investment amount to CHF 147.8 million and CHF 28.8 million, respectively. VectivBio Holding AG evaluates its investments in subsidiaries and other short-term receivables from companies in which the entity holds an investment for impairment annually and records an impairment loss when the carrying amount of such assets exceed the recoverable amount. The assessment of the recoverable amount is judgmental and requires estimation and the use of subjective assumptions.

The Company mainly uses a form of the income approach to measure the recoverable amount of its investments in subsidiaries and other short-term receivables from companies in which the entity holds an investment. The significant assumptions used in the analysis include probability of success, loss of exclusivity, number of patients, price of the product, and the discount rate applied. Refer to notes 1 (Details of the principles applied to the annual accounts) and 2.1 (Investments in subsidiaries) in the company financial statements for further details.

The primary risks are inaccurate models being used for the impairment assessment, and that the assumptions to support the value of the investments in subsidiaries and other short-term receivables from companies in which the entity holds an investment are inappropriate. The principal consideration for our determination that the valuation of investments in subsidiaries and other short-term receivables from companies in which the entity holds an investment is a key audit matter is the subjectivity in the assessment of the recoverable amounts which requires estimation and the use of subjective assumptions.

Our audit response	We evaluated the Company’s valuation methodology for the investments in subsidiaries and other short-term receivables from companies in which the entity holds an investment. We assessed the assumptions regarding probability of success, loss of exclusivity, number of patients, price of the product and the discount rate applied. We evaluated sensitivity in the model resulting from changes to certain key assumptions. With respect to the discount rate applied, we evaluated the reasonableness of the discount rate determined by management by assessing the cost of capital for comparable organizations. We included in our team valuation specialists to assist us in these audit procedures.

Our audit procedures did not lead to any reservations concerning the valuation of investments in subsidiaries and other short-term receivables from companies in which the entity holds an investment.

3

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements, the compensation report and our auditor’s reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors’ responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company’s articles of association, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse’s website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

4

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Furthermore, we confirm that the proposal of the Board of Directors complies with Swiss law and the Company’s articles of association. We recommend that the financial statements submitted to you be approved.

Ernst & Young AG

/s/ Jolanda Dolente	/s/ Helena Pires Rosa
Licensed audit expert	Licensed audit expert
(Auditor in charge)

Enclosures
Financial statements (balance sheet, income statement, notes) Proposal of the Board of Directors

VectivBio Holding AG

Basel

FINANCIAL STATEMENTS FOR

THE PERIOD JANUARY 1, 2022 – DECEMBER 31, 2022

VectivBio Holding AG

Balance sheet in CHF

		31.12.2022	31.12.2021
Cash and cash equivalent		201’024’378	92’525’166
Other short-term receivables
• from third parties		656’496	511’989
• from companies in which the entity holds an investment		28’803’056	30’262’350
Prepaid expenses and accrued income		580’216	862’177

Total current assets		231’064’146	124’161’682
Investments in subsidiaries	2.1	147’783’481	96’628’817

Total non-current assets		147’783’481	96’628’817

TOTAL ASSETS		378’847’627	220’790’499

Trade accounts payable		36’824	298’080
Other short-term liabilities
• due to companies in which the entity holds an investment		6’156’640	135’526
Accrued expenses and deferred income		2’730’558	504’953

Total short-term liabilities		8’924’022	938’559
Long-term interest-bearing liabilities
• due to third parties	2.2	9’584’313	—

Total long-term liabilities		9’584’313	—

TOTAL LIABILITIES		18’508’335	938’559

Share capital	2.3	3’369’590	1’831’786
Legal capital reserves
• Reserves from capital contributions	2.4	410’306’012	245’622’767
• Other capital reserves		12’081’766	999’901
Accumulated losses
• Loss brought forward		(28’435’076)	(8’709’776)
• Loss for the year		(36’211’404)	(19’725’299)
Treasury shares	2.5	(771’596)	(167’438)

Total shareholders’ equity		360’339’292	219’851’940

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		378’847’627	220’790’499

VectivBio Holding AG

Income statement for the financial year ended in CHF

		31.12.2022	31.12.2021
Dividend income	2.7	—	27’497’414

Total income		—	27’497’414

Personnel expenses		(4’519’241)	(3’774’575)
Operating expenses	2.6	(21’149’362)	(19’470’403)
Impairment losses on investments	2.7	—	(23’186’647)

Loss for the year before interest and taxes		(25’668’603)	(18’934’211)
Financial income		587’088	—
Financial expenses	2.8	(986’048)	(10’158)
Foreign exchange differences, net		(9’893’841)	(627’965)

Loss for the year before taxes		(35’961’404)	(19’572’334)
Direct taxes		(250’000)	(152’965)

Loss for the year		(36’211’404)	(19’725’299)

VectivBio Holding AG

Notes to the financial statements in CHF

1.	Details of the principles applied to the annual accounts

1.1.	General aspects

VectivBio Holding AG (the “Company”, “we”, “us”, or “our”) was founded on 22 May 2019. The registered office of VectivBio Holding AG is Aeschenvorstadt 36 in Basel, Switzerland. The financial year of VectivBio Holding AG is from the 1 January until 31 December.

These financial statements were prepared according to the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Where not prescribed by law, the significant accounting and valuation principles applied are described below. Certain amounts reported for prior years in the financial statements and accompanying notes have been aggregated to conform to the current year’s presentation.

The Company applies an exemption to prepare additional notes, cash flow statement and management report in line with Art 961d of the Swiss Code of Obligation as VectivBio Holding AG prepares consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

On April 1, 2021, the general meeting of shareholders unanimously resolved to consolidate in a reverse share split concurrently with the registration of the ordinary capital increase all registered ordinary shares with a nominal value of CHF 0.01 each and all A Preferred Shares with a nominal value of CHF 0.01 each at a ratio of 5 to 1 into registered shares of the same category with a nominal value of CHF 0.05 each (the “Reverse Share Split”). Accordingly, all share, share-based and per share amounts for the prior period have been presented based on the adjusted number of shares, where applicable, to reflect this reverse share split.

On April 9, 2021, the Company completed its initial public offering (the “IPO”) of 8,625,000 ordinary shares, at a public offering price of USD 17.00 per share. The Company’s ordinary shares began trading on The Nasdaq Global Market (“Nasdaq”) under the ticker symbol “VECT”.

1.2.	Going concern

The Company has a limited operating history and has experienced net losses and significant cash used in operating activities since inception. For the year ended December 31, 2022, the Company had a net loss of CHF 36.2 million (2021: CHF 19.7 million). Management expects the Company to continue to incur net losses for at least the next 12 months. With a remainder of CHF 201 million in cash as of December 31, 2022, the Board of Directors of the Company is of the opinion that this cash position is sufficient to continue operating through the next 12 months.

These financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business.

1.3.	Current assets

Current assets are recorded at historical cost less adjustments for impairment of value.

1.4.	Investments in subsidiaries

Investments in subsidiaries are recorded at acquisition cost less adjustments for impairment of value. These investments are evaluated for impairment annually and an impairment loss is recorded when the carrying amount of such assets exceeds the fair value.

1.5.	Current liabilities

Current liabilities are recorded at historical cost.

1.6.	Interest-bearing liabilities

Interest-bearing liabilities are recognized in the balance sheet at nominal.

1.7.	Dividend income

The income from dividend is recognized when the subsidiaries’ Annual General Meeting (AGM) approves its distribution.

1.8.	Treasury shares

Treasury shares are recognized at acquisition cost and deducted from shareholders’ equity at the time of acquisition. In case of a resale, the gain or loss is recognized through the income statement as financial income or financial expense.

Treasury shares are shares of the Company that are held mainly for the purpose of issuing shares under the Company’s equity-settled share-based payment plans for its subsidiaries’ employees and placements with investors or acquisitions.

1.9.	Foreign currency transactions

Our principal exchange rates were as follows:

	Average exchange rates for the years ended		Exchange rates at
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
CHF/USD	1.05	1.08	1.08	1.08
CHF/ EUR	1.00	0.92	1.01	0.96

We recognize realized currency exchange gains and losses arising from business transactions and net unrealized currency exchange and translation losses in the current period earnings. The financial statements are presented in Swiss Francs (“CHF”). Foreign currency transactions are translated into the functional currency (“CHF”) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at the reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise. Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction.

2.	Information relating to items on balance sheet and income statement items

2.1.	Investments in subsidiaries

Company Registered office	Share capital		Book value (CHF)		Share in voting and capital rights, in %
	31.12.2022	31.12.2021	31.12.2022	31.12.2021
GlyPharma Therapeutic, Inc. Montréal, Canada	CAD 8’548’903	CAD 8’548’903	178’017	178’017	100
VectivBio AG Basel, Switzerland	CHF 100’000	CHF 100’000	144’094’704	93’286’790	100
VectivBio US Inc. Delaware, USA	USD 100	USD 100	325’710	325’710	100
Comet Therapeuticals Inc. Delaware, USA	—	USD 6’088	—	2’738’300	—
VectivBio Comet AG Basel, Switzerland	CHF 100’000	CHF 100’000	3’185’050	100’000	100

Total Investments			147’783’481	96’628’817

2.1.1	GlyPharma Therapeutic Inc.

On September 30, 2018, Therachon AG, acquired 100% of the shares of GlyPharma Therapeutic Inc. (“GlyPharma”) for cash consideration of USD 7.5 million (CHF 7.3 million) and, depending on reaching the following future milestones, further contingent consideration in the total amount of maximum USD 47.5 million (CHF 46.2 million) may be payable to the former GlyPharma Therapeutic Inc. shareholders. GlyPharma is based in Canada with its principal activity was to develop the GLP-2 analog, referred to as the “Apraglutide Business”.

The upfront purchase price was paid in October 2018. The conditions for making the first milestone payment of USD 7.5 million (CHF 7.3 million) were met in December 2018. Therachon AG and the GlyPharma sellers agreed on May 8, 2019, that the second milestone payment would be paid early, but the amount would decrease from USD 20 million (CHF 19.5 million) to USD 7 million (CHF 6.8 million). The third milestone payment of USD 20 million (CHF 19.5 million) was payable upon the first patient dosing with the GlyPharma product candidate in a pivotal trial and a liquidity event in VectivBio Holding AG.

In June 2019, Therachon Holding AG acquired the 100% of the shares of GlyPharma from Therachon AG and contributed with them (including the rights and obligations under the share purchase agreement of October 2018, i.e., also the contingent liability) into the reserves from capital contributions of VectivBio Holding AG. Therefore, the obligation to pay the third milestone was transferred from Therachon Holding AG to VectivBio Holding AG.

On November 26, 2021, the USD 20 million (CHF 18.7 million) third milestone was paid. USD 10.0 million (CHF 9.3 million) was settled in cash and USD 10.0 million (CHF 9.4 million) in shares.

2.1.2	VectivBio AG

VectivBio AG (“VectivBio AG”) was founded on May 27, 2019, with a share capital of CHF 100’000.

During the year 2021, the Company, sole shareholder of VectivBio AG, has funded VectivBio AG’s operations in the amount of CHF 66.1 million in cash increasing the Intercompany balance. In March 2022, the Company converted CHF 50.8 million from the Other short-term receivable from companies in which the entity holds an investment into VectivBio AG’s equity.

2.1.3	VectivBio US Inc.

VectivBio US Inc. (“VectivBio US”) was founded on November 22, 2019, with a share capital of USD 100.

2.1.4	Comet Therapeutics Inc.

On September 9, 2021, the Company acquired 100% of the shares of Comet Therapeutics Inc. (“Comet Therapeutics”), a pharmaceutical company based in the United States of America. The purchase consideration, including directly attributable costs, was paid in shares (CHF 1.4 million) and in cash (CHF 1.3 million) at the acquisition date for a total value of CHF 2.7 million.

The Company is required to pay up to USD 25.0 million based on the completion of several milestones related to the successful development of the research programs within the Comet platform. As of December 31, 2022, the Company considers the probability for such milestones to be remote. Accordingly, the Company has not recognized any liability in the balance sheet as of December 31, 2022.

During the year 2022, the Company, sole shareholder of Comet Therapeutics, has funded Comet Therapeutics’ operations in the amount of CHF 0.3 million in cash increasing the Intercompany balance. In June 2022, the Company converted CHF 0.3 million from the Other short-term receivable from companies in which the entity holds an investment into Comet Therapeutics’ equity.

On July 4, 2022, Comet Therapeutics, Inc. was merged into VectivBio Comet AG, taking over all assets and liabilities (including the rights and obligations under the share purchase agreement of September 9, 2021, i.e., also the contingent liability) of Comet Therapeutics, Inc. at book value.

2.1.5	VectivBio Comet AG

VectivBio Comet AG (“VectivBio Comet”) was founded on October 4, 2021, with a share capital of CHF 100’000.

During the year 2022, the Company, sole shareholder of VectivBio Comet, has funded VectivBio Comet’ operations in the amount of CHF 3.3 million in cash increasing the Intercompany balance.

On July 4, 2022, Comet Therapeutics, Inc. was merged into VectivBio Comet AG, taking over all assets and liabilities, as described in Note 2.1.4.

2.2.	Long-term interest-bearing liabilities due to third parties

On March 26, 2022, the Company entered into a note financing agreement (the “Original Loan”) with Kreos Capital VI (UK) Limited (“Kreos”).

The debt facility was structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity under a master loan line (“MLL”). The MLL was comprised of two loan facilities, of which the EUR equivalent of USD 18.75 million was a convertible loan line, (the “Original Convertible Loan”) and the EUR equivalent of USD 56.25 million was a term loan line (the “Original Term Loan”), each of which could be drawn down in three tranches as follows:

Loan A1:	Convertible Loan – EUR equivalent of USD 7.5 million Term Loan – EUR equivalent of USD 22.5 million

Loan A2:	Convertible Loan – EUR equivalent of USD 5.0 million Term Loan – EUR equivalent of USD 15.0 million

Loan B:	Convertible Loan – EUR equivalent of USD 6.25 million Term Loan – EUR equivalent of USD 18.75 million

The tranches of the Original Convertible Loan and the Original Term Loan under Loan A1 and Loan A2 were available for drawdown until September 30, 2022.

The Company was required to draw down the first portion of Loan A1 and Loan A2 in an amount of at least the EUR equivalent of USD 10.0 million by September 30, 2022, with the EUR equivalent of USD 2.5 million comprising the Original Convertible Loan portion (the “Minimum Convertible Note”).

The tranches of the Original Convertible Loan and the Original Term Loan under Loan B were to be available for drawdown until December 31, 2022, subject to certain conditions.

The availability of any funds under a drawdown of Loan A1, Loan A2 or Loan B was conditional upon the Company and its subsidiaries (“the Group”) having a debt-to-market capitalization ratio (where debt includes the amount of the proposed drawdown) equal to or less than 25% at the time of each drawdown, among other conditions.

The availability of any funds under a drawdown of Loan B was conditional upon the Group (i) raising USD 80 million in new equity and/or subordinated convertible debt, or other non-dilutive funds, and (ii) releasing interim data for the Phase 2 STARS Nutrition study that supports continuation of such study, among other conditions.

The Original Convertible Loan and the Original Term Loan had an interest-only repayment period until March 31, 2023, which could be extended in two extensions to June 30, 2024, at the latest, if certain conditions were met. Payments would then be composed of both interest and principal until both loans were paid off, with an end date ranging from March 31, 2025 to June 30, 2026, if the interest-only period had been extended to June 30, 2024.

The Original Convertible Loan and the Original Term Loan contained customary affirmative and negative covenants. The affirmative covenants included, among others, administrative and reporting requirements subject to certain exceptions and materiality thresholds. The negative covenants included, among others, limitations on the Company’s ability to, subject to certain exceptions, incur additional debt.

The Company may prepay all, but not part, of the Original Term Loan and the Original Convertible Loan amounts at any time, by notifying the lender at least fifteen days in advance of the first business day of each month; provided, however, that Kreos could at its option convert amounts outstanding under the Original Convertible Loan into ordinary shares after receipt of any such prepayment notification.

In connection with this agreement, the Company has paid an amount of USD 750 thousand (CHF 733 thousand) for transaction fees. As of December 31, 2022, the transaction fees have been recorded in full in the income statement as financial expenses.

Original Convertible Loan

No amounts were drawn down in connection with the Original Convertible Loan, therefore no amounts were recorded in the financial statements. Borrowing under the Original Convertible Loan was to bear interest at an implied fixed rate of 7.45% per annum.

Original Term Loan

No amounts were drawn down in connection with the Original Term Loan, therefore no amount was recorded in the financial statements. Borrowings under the Original Term Loan were to bear interest at an implied fixed rate of 8.95% per annum.

2.2.1.	Amendments

On October 12, 2022, we entered into an amendment to the Original Loan, the Amended Loan. The total amount of borrowings available under the Amended Loan remains unchanged from the EUR equivalent of up to USD 75.0 million in borrowing capacity that was provided under the MLL in the Original Loan. The MLL, as amended, is comprised of two loan facilities, of which the EUR equivalent of USD 18.75 million is a convertible loan line, or the Amended Convertible Loan, and the EUR equivalent of USD 56.25 million is a term loan line, or the Amended Term Loan, each of which may be drawn down in tranches as follows:

Amended Loan A:	Amended Convertible Loan – EUR equivalent of USD 12.5 million, Amended Term Loan – EUR equivalent of USD 37.5 million; and

Amended Loan B:	Amended Convertible Loan – EUR equivalent of USD 6.25 million, Amended term Loan – EUR equivalent of USD 18.75 million.

Subject to the same conditions described above for the Original Loans, the Amended Loan A will be available for drawdown until May 31, 2024, and the Amended Loan B will be available for drawdown until June 30, 2024. Contemporaneously with the execution of the Amended Loan, we delivered to Kreos drawdown requests under the Amended Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million, or the First Compulsory Drawdown.

We must deliver to Kreos further drawdown requests under the Amended Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million by September 30, 2023, or the Second Compulsory Drawdown. The Amended Loan also contains certain repayment fees and grants Kreos the right to receive additional warrants on prepayment of borrowing.

With the exception of the aforementioned differences, the key terms and conditions of the Amended Loans, including interest rates, minimum drawdowns, drawdown preconditions, and conversion terms remain unchanged from the key terms and conditions described above for the Original Loans.

Amended Convertible Loan

As of October 14, 2022, the amount of EUR 2.5 million (CHF 2.48 million) has been drawn down in connection with the Convertible Loan. Borrowing under the Convertible Loan bear interest at an implied fixed rate of 7.45% per annum.

The Minimum Convertible Note will be convertible upon draw down into 356,961 ordinary shares at a price per ordinary share of USD 7.0036. The remaining Convertible Loan amount is convertible upon subsequent drawdowns, if any, into a number of ordinary shares to be determined based on a price per ordinary share that is at a 130% premium to the volume weighted average price of shares traded during the 30-day period ending three days prior to the date of each drawdown after drawdown of the Minimum Convertible Note.

The Convertible Loan as of October 14, 2022, and as of December 31, 2022, amounts EUR 2.5 million (CHF 2.48 million) and EUR 2.5 million (CHF 2.48 million), respectively. The Company recognized the interest expense of the Convertible Loan amounting EUR 0.04 million (CHF 0.04 million) as financial expenses and, the foreign exchange loss as foreign exchange differences, respectively, in the income statement for the period.

Amended Term Loan

As of October 14, 2022, the amount of EUR 7.5 million (CHF 7.43 million) has been drawn down in connection with the Term Loan. Borrowings under the Term Loan bear interest at an implied fixed rate of 8.95% per annum.

The Term Loan as of October 14, 2022, and as of December 31, 2022, amounts EUR 7.5 million (CHF 7.43 million) and EUR 7.17 million (CHF 7.11 million), respectively. The Company recognized the interest expense of the Term Loan amounting EUR 0.16 million (CHF 0.16 million) as financial expenses and the foreign exchange loss as foreign exchange differences, respectively, in the income statement for the period.

The expected payments for the Convertible and Term loan amount EUR 0.8 million (CHF 0.8 million) in 2023 and EUR 11 million (CHF 10.8 million) between 2024 and 2026.

2.2.2.	Warrants

On March 26, 2022, in connection with the agreement with Kreos described above, the Company also granted warrants to Kreos to purchase 324,190 ordinary shares of the Company issuable upon the exercise of the warrant at an exercise price of USD 5.5243 per share and a fair value per share of USD 3.45.

The Company will grant to Kreos additional warrants to purchase ordinary shares with an aggregate value of up to a maximum of USD 1.0 million, with an exercise price per share equal to the volume weighted average price per share for the 30-day period ending three days prior to the date of the first drawdown of Loan B.

The warrants are exercisable for a period of seven years from the date of issuance.

2.3.	Share capital

	31.12.2022		31.12.2021
	Number of issued shares	Nominal value of shares (in CHF)	Number of issued shares	Nominal value of shares (in CHF)
Balance at beginning of year	36’635’713	1’831’786	13’042’080	652’104
Issuance of ordinary shares	30’756’077	1’537’804	23’593’633	1’179’682
Balance at end of the year	67’391’790	3’369’590	36’635’713	1’831’786

As of December 31, 2022, the issued share capital amounted to CHF 3,369,589.50 (December 31, 2021: CHF 1,831,785.65), consisting of 62,739,265 issued and outstanding ordinary shares with a nominal value of CHF 0.05 per share (December 31, 2021: 35,973,339 issued and outstanding ordinary shares) and 4,652,525 ordinary shares held in treasury (December 31, 2021: 662,374 ordinary shares). All the issued and outstanding ordinary shares have the same voting rights.

Since January 1, 2022, the issued share capital increased as follows:

•

On May 6, 2022, the Company issued 3,053,008 ordinary shares with a nominal value of CHF 0.05 per share from authorized share capital to be held in treasury for purposes of one or several placements with investors or acquisitions, resulting in an increase in the share capital and treasury shares of CHF 152’650.

•

On June 17, 2022, the Company issued from authorized share capital and sold 5,715,000 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters, resulting in an increase in the share capital and capital contribution reserves of CHF 285’750 and CHF 28’881’645, respectively. On June 23, 2022, the Company issued from authorized share capital and sold additional 752,688 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters pursuant to the partial exercise of the underwriters’ previously granted option to purchase additional ordinary shares, resulting in an increase in the share capital and capital contribution reserves of CHF 37’634 and CHF 3’748’081, respectively.

•

Also, during June 2022, Forbion purchased in a private placement an aggregate of 3,478,260 ordinary shares with a nominal value of CHF 0.05 per share at a price of USD 5.75 per share, resulting in an increase in the share capital and capital contribution reserves of CHF 173’913 and CHF 18’956’459, respectively, and a decrease in treasury shares of CHF 152’650. The 3,478,260 ordinary shares consisted of 425,252 ordinary shares issued from authorized share capital on June 23, 2022, and 3,053,008 treasury shares sold to Forbion on June 27, 2022.

•

On June 30, 2022, the board of directors of the Company resolved to issue 4,110,129 ordinary shares with a nominal value of CHF 0.05 per share from authorized share capital to be held in treasury for purposes of one or several placements with investors or acquisitions, resulting in an increase in the share capital and treasury shares of CHF 205’506.

•

On October 17, 2022, the Company issued from authorized share capital and sold 16,700,000 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters, resulting in an increase in the share capital and capital contribution reserves of CHF 835’000 and CHF 123’987’522, respectively.

2.4.	Reserves from capital contributions

The Swiss Federal Tax Administration confirmed:

•	CHF 234’540’902 of qualifying capital contribution reserves

•	CHF 12’081’766 of declared capital contributions were not accepted as capital contributions reserves by the tax authority and are consequently allocated to the other legal capital reserves.

Whereas reserves from capital contributions are treated the same as a repayment of share capital the contribution from other reserves will be treated as dividend payment with withholding tax implications. The remaining CHF 175’765’110 are not yet confirmed by the Swiss Federal Tax Administration.

2.5.	Treasury shares

2022	Quantity	Cost
Balance at beginning of year	662’374	167’438
Shares allocated for Restricted Shares Units (RSUs) settled
—Transfer	(253’907)	(72’566)
—Held to cover	69’427	395’230
Shares allocated for Share Options (SOs) exercised
—Transfer	(40’204)	(5’320)
—Held to cover	8’989	76’522
Acquisition of Restricted Shares (RSPAs)	95’717	4’786
Shares issued	4’110’129	205’506

Balance at end of the year	4’652’525	771’596

2021	Quantity	Cost
Balance at beginning of year	722’275	36’114
Shares allocated for Restricted Shares Units (RSUs) settled
—Transfer	(80’047)	(4’202)
—Held to cover	24’146	135’646

Balance at end of the year	662’374	167’438

2.6.	Operating expenses

(in CHF)	31.12.2022	31.12.2021
Legal, accounting and tax consulting expenses	8’152’373	9’033’437
Underwriters fees	10’572’405	9’579’569
Other expenses	2’424’584	857’397

Total	21’149’362	19’470’403

2.7.	Impairment

The value in the Investment in GlyPharma was recognized at historical value and amounted to CHF 22.9 million as per December 31, 2020. Although the company was dormant, it had partial ownership of Apraglutide’s intellectual property (“IP”).

In 2021, VectivBio Holding AG received a dividend from its subsidiary GlyPharma amounting to CHF 27.5 million of which CHF 27.1 million was in kind. This part represents the fair market value of Apraglutide IP received as dividend.

Upon the distribution in kind, the value of the investment in GlyPharma was not considered recoverable, and impaired. The total impairment for this investment amounts to CHF 23.2 million.

2.8.	Financial expenses

(in CHF)	31.12.2022	31.12.2021
Bank interest and fees	54’717	10’158
Kreos Loan (Note 2.2)
• Interest	197’971	—
• Transaction fees	733’360	—

Total	986’048	10’158

3.	Additional information required by law

3.1.	Commitments and contingent liabilities

As of 31 December 2022, the Company had no open litigation or any other contingent liabilities outstanding except for contingent payment obligations that may be incurred upon the achievement of milestones or royalty payments under certain licensing or purchase agreements as the one for the acquisition of Comet Therapeutics.

As described in Note 2.1.4, in relation to the Comet platform, the Company is required to pay up to USD 25.0 million based on the completion of several milestones related to the successful development of the research programs within the Comet platform. As of December 31, 2022, the Company considers the probability for such milestones to be remote. Accordingly, the Company has not recognized any liability in the balance sheet as of December 31, 2022.

The breakdown of the contingent payments and the related milestones triggering a payment are disclosed below:

(in USD)	Payment
GLP Tox Study Initiation	5’000’000
First dosing of the first subject in the first Clinical Trial	5’000’000
First dosing of the first subject in a Pivotal Trial	15’000’000

Total	25’000’000

3.2.	Collateral for third-party liabilities

In connection with both the Convertible Loan and the Term Loan, the Company and each of its subsidiaries have entered into pledge agreements in respect of the Group’s worldwide intellectual property in favor of Kreos as pledgee (excluding intellectual property in respect of Apraglutide granted, issued, or pending in Japan).

VectivBio Holding AG, VectivBio AG and VectivBio Comet AG additionally entered into pledge agreements pledging (i) all of the share capital of VectivBio AG and VectivBio Comet AG, and (ii) all of the Swiss bank accounts of VectivBio Holding AG, VectivBio AG and VectivBio Comet AG, in each case, in favor of Kreos. As of December 31, 2022, VectivBio Holding AG, VectivBio AG and VectivBio Comet AG has USD 221 million in the Swiss bank accounts.

VectivBio Holding AG, VectivBio AG and VectivBio Comet AG additionally entered into an agreement guaranteeing Kreos’s claims under both the Convertible Loan and the Term Loan. VectivBio AG also assigned Kreos certain rights under licensing agreements for security purposes. Under the abovementioned security agreements, Kreos will have recourse to the relevant collateral in the event the Company defaults under the Convertible Loan and the Term Loan.

3.3.	Full time equivalents

The Company does not employ own personnel, but it received charges for administrative work from its subsidiary which is disclosed as personnel expense.

3.4.	Significant shareholders

The following shareholders owned more than 5 percent of voting rights as at December 31:

	Voting rights (in %) as at
Shareholder	31.12.2022	31.12.2021
Entities affiliated with OrbiMed Private Investments	11.17	14.52
CHI Advisors LLC	8.76	7.44
Entities affiliated with Forbion Capital Partners	8.18	—
Entities affiliated with Versant Capital	7.76	13.00
Entities affiliated with Citadel GP LLC and Citadel Securities GP LLC	6.32	7.56
Eventide Asset Management, LLC	5.43	6.50
Novo Holdings	5.32	9.79
Bpifrance SA	Below 5%	7.80
Cormorant Asset Management, LP	Below 5%	6.16

3.5.	Equity owned by Management and the Board of Directors

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, in accordance with Article 663c CO.

As at December 31, 2022:

Name	Function	Shares2)	Options – Vested	Options – Unvested	Restricted Share Units – Vested	Restricted Share Units – Unvested
Thomas Woiwode	Chairman	18’375	—	30’000	—	24’498
Wouter Joustra3)	Director	—	—	—	—	—
Sandip Kapadia	Director	68’969	—	20’000	—	12’375
Paul Rutherford Carter	Director	—	16’669	43’331	—	—
Hans Schikan	Director	71’050	25’000	20’000	—	—
Murray Willis Stewart	Director	12’498	—	20’000	—	23’331

Total		170’892	41’669	133’331	—	60’204

1)	Excluding Luca Santarelli, CEO, whose holdings are listed under Executive Committee.
2)	Includes restricted shares.
3)	Wouter Joustra serves as a member of the Board of Directors as from December 9, 2022.

Name	Function	Shares1)	Options – Vested	Options – Unvested2)	Restricted Share Units – Vested	Restricted Share Units – Unvested
Luca Santarelli	Chief Executive Officer	1’543’187	873’380	1’271’620	—	—
Scott Applebaum	Chief Legal Officer	—	77’107	212’893	—	—
Claudia D’Augusta	Chief Financial Officer	454’000	125’290	232’710	—	—
Alain Bernard	Chief Technology Officer	—	139’756	138’244	—	—
Kevin Harris	Chief Commercial Officer	287’560	27’096	102’904	—	101’444
Omar Khwaja	Chief Medical Officer	—	177’532	332’468	—	—
Christian Meyer	Chief Operating Officer	354’329	121’031	226’969	—	—

Total		2’639’076	1’541’192	2’517’808	—	101’444

1)	Includes restricted shares.
2)	Excluding the 2023 annual grants, which were granted on December 31, 2022, and which represent compensation granted in respect of 2023.

As at December 31, 2021:

Name	Function	Shares2)	Options – Vested	Options – Unvested	Restricted Share Units – Vested	Restricted Share Units – Unvested
Thomas Woiwode	Chairman	—	—	—	8’170	40’830
Sandip Kapadia	Director	37’847	—	—	—	53’875
Chahra Khaoua épouse Louafi	Director	—	—	—	—	—
Paul Rutherford Carter	Director	—	3’337	36’663	—	—
Hans Schikan	Director	71’050	—	25’000	—	—
Stephen Squinto	Director	76’050	—	—	—	25’000
Murray Willis Stewart	Director	—	—	—	3’337	36’663

Total		184’947	3’337	61’663	11’507	156’368

1)	Excluding Luca Santarelli, CEO, whose holdings are listed under Executive Committee.
2)	Includes restricted shares.

Name	Function	Shares1)	Options – Vested	Options – Unvested	Restricted Share Units – Vested	Restricted Share Units – Unvested
Luca Santarelli	Chief Executive Officer	1’543’187	217’748	1’552’252	—	—
Scott Applebaum	Chief Legal Officer	—	—	160’000	—	—
Claudia D’Augusta	Chief Financial Officer	454’000	41’206	186’794	—	—
Alain Bernard	Chief Technology Officer	—	68’380	134’620	—	—
Kevin Harris	Chief Commercial Officer	261’124	—	—	—	143’188
Sarah Holland	Chief Business Officer	220’000	16’151	69’849	—	—
Omar Khwaja	Chief Medical Officer	—	—	380’000	—	—
Christian Meyer	Chief Operating Officer	354’329	39’443	178’557	—	—

Total		2’832’640	382’928	2’662’072	—	143’188

1)	Includes restricted shares.

3.6.	Share-based payments

On April 8, 2021, the board of directors approved an equity incentive plan consisting of 6,760,000 awards. These instruments vest after three or four years. The following awards have been granted:

As at December 31, 2022:

2022
	Number	Value/award
Awards allocated to Directors	110’000	CHF 3.95
Management	2’885’000	CHF 5.41
Employees from subsidiaries	1’097’900	CHF 5.47

As at December 31, 2021:

2021
	Number	Value/award
Awards allocated to Directors	204’000	CHF 10.79
Management	1’935’000	CHF 11.19
Employees from subsidiaries	849’400	CHF 11.91

Equity awards are comprised of options and non-vested stock (“RSUs”) awards. The fair value of our options is determined using the Black-Scholes model that considers the exercise price and the expected price volatility in the underlying share. The non-vested awards, restricted share units, are valued using a reasonable estimate of market value of the common stock on the date of the award.

3.7.	Significant events after the balance sheet date

Open Market Sale Agreement

On January 27, 2023, the Company entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, relating to the sale of our ordinary shares, nominal value of CHF 0.05 per share. In accordance with the terms of the Sales Agreement, the Company may offer and sell ordinary shares having an aggregate offering price of up to USD 125 million from time to time through Jefferies, acting as our sales agent. Sales of our ordinary shares, if any, will be made in one or more transactions, including block transactions, or by any method that is deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act.

Amendment to the 2021 Equity Incentive Plan

On January 23, 2023, the board of directors approved an increase to the options available for grant under the 2021 Equity Incentive Plan to a total of 13,520,000 registered ordinary shares.

There are no significant events after the balance sheet date which could impact the book value of the assets or liabilities, or which should be disclosed here.

VectivBio Holding AG

Proposal of the Board of Directors

1.	The Board of Directors proposes to the Annual Shareholders’ Meeting that the loss for the year is carried forward.

(in CHF)	31.12.2022	31.12.2021
Loss brought forward	(28’435’076)	(8’709’776)
Loss for the year (carried forward)	(36’211’404)	(19’725’299)

Accumulated losses available to be carried forward	(64’646’480)	(28’435’076)